UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RAPID7, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

753422 10 4

(CUSIP Number)

Frederic D. Fenton

c/o Technology Crossover Ventures

528 Ramona Street

Palo Alto, California 94301

Telephone: (650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: TCV VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,278,661 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 4,278,661 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,278,661 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: TCV VII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,222,011 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 2,222,011 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,222,011 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 37,371 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 37,371 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 37,371 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,500,672 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 6,500,672 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,500,672 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,538,043 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 6,538,043 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,538,043 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: TCV VII MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 9,622 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 9,622 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,622 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: JAY C. HOAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 70,500 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 6,547,665 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: 70,500 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 6,547,665 SHARES OF COMMON STOCK(A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,618,165 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 48,714 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 6,547,665 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: 48,714 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 6,547,665 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,596,379 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: JOHN L. DREW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 6,547,665 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 6,547,665 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,547,665 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 43,048 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 6,547,665 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: 43,048 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 6,547,665 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,590,713 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: DAVID L. YUAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 6,538,043 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 6,538,043 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,538,043 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 6,547,665 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 6,547,665 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,547,665 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: CHRISTOPHER P. MARSHALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 6,547,665 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 6,547,665 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,547,665 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: TIMOTHY P. McADAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 24,950 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 6,538,043 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: 24,950 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 6,538,043 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,562,993 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

1	NAMES OF REPORTING PERSONS: JOHN C. ROSENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: 6,538,043 SHARES OF COMMON STOCK (A)
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: 6,538,043 SHARES OF COMMON STOCK (A)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,538,043 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(A)	Please see Item 5.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2015 and amended by Amendment No. 1 to Schedule 13D filed with the Commission on June 9, 2017 (the “Statement”), is hereby amended and supplemented by this Amendment No. 2 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged. All of the percentages calculated in this Amendment are based upon an aggregate of 43,881,140 shares of Common Stock outstanding as of November 1, 2017, as disclosed in the Company’s Quarterly Report on Form 10-Q, as filed with the Commission.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

As further detailed in Item 5(c) below, on November 13, 2017, TCV VII, L.P. (“TCV VII”), TCV VII (A), L.P. (“TCV VII(A)”) and TCV Member Fund, L.P. (“Member Fund” and, together with TCV VII and TCV VII(A), the “TCV Funds”) made an in-kind pro rata distribution of an aggregate of 1,500,000 shares of Common Stock, without consideration, to their limited partners and general partners, including certain of the Reporting Persons and affiliated entities.

In addition, as further detailed in Item 5(c) below, on November 14, November 15 and November 16, 2017, certain of the Reporting Persons and certain affiliated entities that acquired shares in the in-kind pro rata distribution referred to above, sold an aggregate of 133,264 shares of Common Stock in open market transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) of the Statement are amended and restated in their entirety as follows:

(a), (b). On the date hereof, the Reporting Persons beneficially own directly and/or indirectly the following shares:

Name of Investor	Number of Total Shares		Percentage of Outstanding Shares
TCV VII	4,278,661	(*)	9.8%
TCV VII(A)	2,222,011	(*)	5.1%
Member Fund	37,371	(*)	0.1%
Management VII	6,500,672	(*)	14.8%
TCM VII	6,538,043	(*)	14.9%
TCV VII Management	9,622	(*)	0.02%
Mr. Hoag	6,618,165	(*)(**)	15.1%
Mr. Kimball	6,596,379	(*)(***)	15.0%
Mr. Drew	6,547,665	(*)	14.9%
Mr. Reynolds	6,590,713	(*)(****)	15.0%
Mr. Yuan	6,538,043	(*)	14.9%
Mr. Trudeau	6,547,665	(*)	14.9%
Mr. Marshall	6,547,665	(*)	14.9%
Mr. McAdam	6,562,993	(*)	15.0%
Mr. Rosenberg	6,538,043	(*)	14.9%

(*)	Certain Reporting Persons disclaim beneficial ownership as set forth below.
(**)	Includes 35,254 shares held by the Hoag Family Trust U/A Dtd 8/2/94 (the “Hoag Trust”) and 35,246 shares held by Hamilton Investments Limited Partnership (“Hamilton Investments”).
(***)	Includes 48,714 shares held by Goose Rocks Beach Partners, L.P. (“Goose Rocks”).
(****)	Includes 43,048 shares held by the Reynolds Family Trust (the “Reynolds Trust”).

SCHEDULE 13D/A

CUSIP No. 753422 10 4

Each of the TCV Funds has the sole power to dispose or direct the disposition of the shares of Common Stock which it holds directly, and has the sole power to vote or direct the vote of such shares.

Technology Crossover Management VII, Ltd. (“TCM VII”), as the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund, and Technology Crossover Management VII, L.P. (“Management VII”), as the direct general partner of TCV VII and TCV VII(A), may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock held by TCV VII and TCV VII(A) and, with respect to TCM VII, the shares held by Member Fund and have the sole power to direct the vote of such shares. Each of TCM VII and Management VII disclaims beneficial ownership of the shares of Common Stock owned by TCV VII, TCV VII(A) and Member Fund, except to the extent of their respective pecuniary interest therein.

Under the memorandum and articles of association of TCM VII, Jay C. Hoag, Richard H. Kimball, John L. Drew, Jon Q. Reynolds, Jr., David L. Yuan, Robert W. Trudeau, Christopher P. Marshall, Timothy P. McAdam and John C. Rosenberg (collectively, the “Class A Directors”) have the shared power to dispose or direct the disposition of the shares held by TCV VII, TCV VII(A) and Member Fund and the shared power to direct the vote of such shares. Each of the Class A Directors disclaims beneficial ownership of the shares of Common Stock owned of record by TCV VII, TCV VII(A) and Member Fund except to the extent of their respective pecuniary interest therein.

Mr. McAdam has the sole power to dispose or direct the disposition of 15,238 shares of Common Stock which he holds directly, and of 9,622 shares of Common Stock issuable upon vesting of restricted stock units which he holds directly, and has the sole power to vote or direct the vote of such shares. Mr. McAdam holds the 9,622 shares of Common Stock issuable upon vesting of restricted stock units for the benefit of TCV VII Management, L.L.C. (“TCV VII Management”). TCV VII Management and Messrs. Hoag, Kimball, Reynolds, Drew, Trudeau and Marshall, who are members of TCV VII Management, may be deemed to have the shared power to dispose or direct the disposition of the 9,622 shares of Common Stock held of record by Mr. McAdam. Each of Mr. McAdam, TCV VII Management and Messrs. Hoag, Kimball, Reynolds, Drew, Trudeau and Marshall disclaims beneficial ownership of the shares of Common Stock owned of record by Mr. McAdam, except to the extent of their respective pecuniary interest therein.

Mr. Hoag is a trustee of the Hoag Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Hoag Trust. Mr. Hoag disclaims beneficial ownership of the shares held by the Hoag Trust, except to the extent of his pecuniary interest therein.

Mr. Hoag is the general partner of Hamilton Investments and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Hamilton Investments. Mr. Hoag disclaims beneficial ownership of the shares held by Hamilton Investments, except to the extent of his pecuniary interest therein.

Mr. Kimball is the general partner of Goose Rocks and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Goose Rocks. Mr. Kimball disclaims beneficial ownership of the shares held by Goose Rocks, except to the extent of his pecuniary interest therein.

Mr. Reynolds is a trustee of the Reynolds Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Reynolds Trust. Mr. Reynolds disclaims beneficial ownership of the shares held by the Reynolds Trust, except to the extent of his pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a)—(b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

Item 5(c) of the Statement is hereby amended and supplemented by adding the following:

(c). On November 13, 2017, the TCV Funds made an in-kind pro rata distribution of shares of Common Stock, without consideration, to their limited partners and general partners as set forth below.

Name of Investor	Shares Distributed
TCV VII	981,638
TCV VII(A)	509,788
Member Fund	8,574

The shares of Common Stock distributed to limited partners and general partners included:

•	35,254 shares distributed to the Hoag Trust, of which Mr. Hoag is a trustee. Mr. Hoag may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Hoag Trust and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

•	35,246 shares distributed to the Hamilton Investments, of which Mr. Hoag is the general partner. Mr. Hoag may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Hamilton Investments and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

•	48,714 shares distributed to Goose Rocks, of which Mr. Kimball is the general partner. Mr. Kimball may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Goose Rocks and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

•	25,802 shares distributed to the Drew Family Trust dated 10/5/2004 (the “Drew Trust”), of which Mr. Drew is a trustee. Mr. Drew may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Drew Trust and disclaims beneficial ownership of any such shares, except to the extent of his pecuniary interest therein.

•	15,796 shares distributed to Ten 271 Partners B, of which Mr. Drew is the general partner. Mr. Drew is the general partner of Ten 271 Partners B and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Ten 271 Partners B and disclaims beneficial ownership of any such shares, except to the extent of his pecuniary interest therein.

•	43,048 shares distributed to the Reynolds Trust, of which Mr. Reynolds is a trustee. Mr. Reynolds may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Reynolds Trust and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

•	15,328 shares distributed to the Yuan Family Trust dated 9/22/2006 (the “Yuan Trust”), of which Mr. Yuan is a trustee. Mr. Yuan may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Yuan Trust and disclaims beneficial ownership of any such shares, except to the extent of his pecuniary interest therein.

•	41,598 shares distributed to Mr. Trudeau.

•	15,934 shares distributed to the Marshall Carroll 2000 Trust (the “Marshall Trust”), of which Mr. Marshall is a trustee. Mr. Marshall may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Marshall Trust and disclaims beneficial ownership of any such shares, except to the extent of his pecuniary interest therein.

•	236 shares distributed to Marshall Partners, of which Mr. Marshall is the general partner. Mr. Marshall may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Marshall Partners and disclaims beneficial ownership of any such shares, except to the extent of his pecuniary interest therein.

•	15,328 shares distributed to Mr. McAdam.

•	12,427 shares distributed to the Rosenberg Family Trust (the “Rosenberg Trust”), of which Mr. Rosenberg is a trustee. Mr. Rosenberg may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Rosenberg Trust and disclaims beneficial ownership of any such shares, except to the extent of his pecuniary interest therein.

The shares distributed by the TCV Funds included 375,438 shares initially distributed to Management VII and subsequently distributed by Management VII to limited partners and general partners.

On November 14, 2017, the following Reporting Persons and affiliated entities sold the number of shares of Common Stock at the prices set forth below in open market transactions:

Name of Investor	Shares Sold	Price
Management VII	3,009	$17.9865	(*)
Drew Family Trust	25,802	$18.3072	(*)
Ten 271 Partners B	15,796	$18.3072	(*)
Mr. Trudeau	41,598	$18.2973	(*)
Marshall Trust	9,231	$18.6746	(*)
Marshall Partners	137	$18.6746	(*)
Yuan Trust	10,328	$18.2293	(*)
Yuan Trust	5,000	$18.7947	(*)
Rosenberg Trust	12,427	$18.5462	(*)

(*)	Represents a weighted average price per share.

On November 15, 2017, the following affiliated entities sold the number of shares of Common Stock at the prices set forth below in open market transactions:

Name of Investor	Shares Sold	Price
Marshall Trust	6,703	$18.30
Marshall Partners	99	$18.30

On November 16, 2017, TCV VII Management sold 3,134 shares of Common Stock at a weighted average price per share of $18.3617 in open market transactions.

SCHEDULE 13D/A

CUSIP No. 753422 10 4

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1—Joint Filing Agreement, dated as of June 9, 2017 (previously filed as Exhibit 1 with the Statement filed on June 9, 2017)

Exhibit 2—Amended and Restated Investors’ Rights Agreement, dated as of December 9, 2014 (incorporated by reference from Exhibit 4.2 to Rapid7, Inc.’s Registration Statement on Form S-1 filed on June 11, 2015)

Exhibit 3—Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

Exhibit 4—Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Schedule 13D relating to the common stock of Green Dot Corporation filed on August 6, 2010)

Exhibit 5—Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010 (incorporated by reference to Exhibit 6 to the Schedule 13D relating to the common stock of K12 Inc. filed on May 5, 2011)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2017

TCV VII, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV VII (A), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV VII MANAGEMENT, L.L.C.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

JOHN L. DREW

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

JON Q. REYNOLDS, JR.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

DAVID L. YUAN

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

ROBERT W. TRUDEAU

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

CHRISTOPHER P. MARSHALL

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TIMOTHY P. McADAM

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

JOHN C. ROSENBERG

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

EXHIBIT INDEX

Exhibit 1—Joint Filing Agreement, dated as of June 9, 2017 (previously filed as Exhibit 1 with the Statement filed on June 9, 2017)

Exhibit 2—Amended and Restated Investors’ Rights Agreement, dated as of December 9, 2014 (incorporated by reference from Exhibit 4.2 to Rapid7, Inc.’s Registration Statement on Form S-1 filed on June 11, 2015)

Exhibit 3—Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

Exhibit 4—Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Schedule 13D relating to the common stock of Green Dot Corporation filed on August 6, 2010)

Exhibit 5—Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010 (incorporated by reference to Exhibit 6 to the Schedule 13D relating to the common stock of K12 Inc. filed on May 5, 2011)